                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 25)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 6, 2006
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
                        Schedule 13D, and is filing this
    schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages

---------------------------                            -------------------------
CUSIP No.  87927W10               13D                                Page 2 of 4
---------------------------                            -------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON                         BANCA INTESA S.P.A.
        I.R.S. IDENTIFICATION NO.                        Not Applicable
        OF ABOVE PERSON
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:             Republic of Italy
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:                  71,514,808
  NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:               2,407,345,359
   OWNED BY                                                    (See Item 5)
     EACH          -------------------------------------------------------------
  REPORTING           9    SOLE DISPOSITIVE POWER:              67,599,997
 PERSON WITH      --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:           2,407,345,359
                                                                (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 2,478,860,167
        REPORTING PERSON:                                       (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        18.53%
                                                                (See Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON:                     CO
--------------------------------------------------------------------------------

                                Page 2 of 4 Pages

     This Amendment No. 25 amends the Statement on Schedule 13D, dated October
19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

     Intesa, Pirelli, Edizione Holding, Edizione Finance, UniCredito, Olimpia
S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the
Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

            On February 6, 2006, Intesa, Olimpia, Pirelli, Edizione Finance,
Edizione Holding, and UniCredito issued a joint press release which reports that such parties had notified Hopa of their election to withdraw from the Hopa
Agreement. Accordingly, the Hopa Agreement will terminate upon the expiration of its current term on May 8, 2006. A copy of the joint press release is filed as
Exhibit 92 to Pirelli's Schedule 13D dated February 15, 2006, filed as Exhibit
67 to this Statement on Schedule 13D and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

67. Joint Press Release, dated as of February 6, 2006, issued by Intesa,
Olimpia, Pirelli, Edizione Finance, Edizione Holding, and UniCredito. [English
translation] (incorporated by reference to Exhibit 92 to the Schedule 13D, dated
February 15, 2006, filed with the Securities and Exchange Commission by Pirelli
& C. S.p.A.)

                            [SIGNATURES ON NEXT PAGE]

                                Page 3 of 4 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2006

                                      BANCA INTESA S.p.A.

                                      By: /s/ Amedeo Nodari
                                          -------------------------------------
                                      Name:  Amedeo Nodari
                                      Title: Head of Institutional Investments

                                      By: /s/ Marco Cerrina Feroni
                                          -------------------------------------
                                      Name:  Marco Cerrina Feroni
                                      Title: Head of Merchant Banking

                                Page 4 of 4 Pages